UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41734

Aurelion Inc.

21st Floor, 100 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Explanatory Note

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of Aurelion Inc. (File No. 333-290953), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Aurelion Inc. Announces Change of Chief Accounting Officer

Aurelion Inc. (the “Company”) today announced that Ms. Joyce Zheng has been appointed as chief accounting officer of the Company, effective September 14, 2026, to replace Ms. Yuki Xu, the previous acting chief accounting officer of the Company. The Company appreciates Ms. Xu’s contributions and wishes her every success in her future endeavors.

Ms. Joyce Zheng has over 10 years of experience in corporate finance, public accounting, financial reporting and audit, with extensive expertise in U.S. GAAP, SEC reporting, technical accounting, internal controls and cross-border financial operations. From May 2023 until joining the Company, Ms. Zheng served as the Financial Controller of Antalpha, where she was responsible for the group’s accounting and financial reporting, technical accounting, tax and internal control functions. She was a core member of the team that led Antalpha through its Nasdaq initial public offering and played a key role throughout the IPO process, including financial reporting and audit readiness, technical accounting, internal controls, and coordination with auditors and other professional advisers. Prior to joining Antalpha, Ms. Zheng worked at Ernst & Young from October 2015 to June 2021, where she provided audit and advisory services to listed companies and other large corporate clients. Ms. Zheng received her bachelor’s degree in Accounting from Xi’an Jiaotong University. She is a Certified Public Accountant in China and a member of the Association of Chartered Certified Accountants (ACCA).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelion Inc.

Date: September 11, 2026	By:	/s/ Frank Zheng
	Name:	Frank Zheng
	Title:	Chief Executive Officer

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